This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
FALCONBRIDGE LIMITED
DIRECTORS’ CIRCULAR
Relating to the Offer by
Xstrata Canada Inc.,
a wholly-owned subsidiary of Xstrata plc,
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
For Cdn.$52.50 in cash for each share.

The Board of Directors of Falconbridge has determined that the offer by Xstrata is not a “Superior Proposal” pursuant to the support agreement with Inco Limited and continues to recommend that shareholders accept Inco’s Offer. The Board of Directors makes no recommendation with respect to the Offer by Xstrata.

May 31, 2006
Notice to Shareholders in the United States
The Offer is made for securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Falconbridge Limited is located in Canada and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS
      This Directors’ Circular contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Directors’ Circular. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect.
      While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge’s views as of any date subsequent to the date of this Directors’ Circular. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
CURRENCY
      All dollar references in the Directors’ Circular are in United States dollars, unless otherwise indicated.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Falconbridge is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the U.S. Securities and Exchange Commission (the “SEC”). Continuous disclosure documents are available at www.sedar.com and at the SEC’s web site at www.sec.gov.

i

ii

DIRECTORS’ CIRCULAR
      This Directors’ Circular (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors”) of Falconbridge Limited (“Falconbridge”) in connection with the offer (the “Xstrata Offer”) made by Xstrata Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Xstrata plc (together with the Offeror, “Xstrata”) to the common shareholders (the “Shareholders”) of Falconbridge to purchase all of the outstanding common shares in the capital of Falconbridge (the “Falconbridge Shares”) for Cdn.$52.50 per Falconbridge Share. The terms and conditions of the Xstrata Offer are set out in the circular of Xstrata dated May 18, 2006 (the “Offering Circular”).
BACKGROUND TO THE OFFER
      In February of 2004, Brascan Corporation (“Brascan”), the then owner of 41% of the common shares of Noranda Inc. (“Noranda”, then 59% shareholder of the predecessor Falconbridge Limited (“Old Falconbridge”) before its amalgamation with Noranda) indicated to the Noranda Board of Directors that Noranda no longer fit within the parameters of Brascan’s stated business model. Given this indication, the Noranda Board of Directors determined to review its strategic options.
      The Noranda Board of Directors engaged in discussions with several parties who had expressed interest in acquiring Noranda, as well as others who were considered by the Noranda Board of Directors to be potential strategic investors. Noranda established a data room and made information available to selected prospective acquirors who signed confidentiality agreements. These included Xstrata and Inco Limited (“Inco”).
      On June 16, 2004, Noranda announced that it was conducting a review of various means of maximizing shareholder value. Over the course of June, July and August of 2004, Noranda and its advisors negotiated with a number of parties respecting their interest in acquiring Noranda, including Inco and Xstrata.
      On September 24, 2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation (“Minmetals”) concerning a preliminary non-binding proposal from Minmetals to acquire 100% of the shares of Noranda. On November 16, 2004, Noranda announced that the period for exclusive discussions had expired, but that discussions were continuing on a non-exclusive basis.
      Subsequent to November 16, 2004, in addition to discussions with other parties interested in acquiring Noranda, a special committee of the Noranda Board of Directors reviewed a number of alternative courses of action respecting a reorganization of Noranda and Old Falconbridge. On March 8, 2005, Noranda announced its intention to make an offer to purchase up to 63,377,140 of its common shares in exchange for 50,000,000 junior preferred shares (the “Issuer Bid”) and to make an offer to purchase all of the common shares of Old Falconbridge not then owned by it (the “Take-over Bid”). The Take-over Bid and the Issuer Bid were made on March 24, 2005.
      On April 29, 2005, the Issuer Bid was successfully completed and on May 6, 2005, the Take-over Bid was successfully completed. On June 30, 2005, Old Falconbridge and Noranda were amalgamated to form Falconbridge.
      During the winter and spring of 2005, Falconbridge and Inco engaged in discussions regarding deriving potential synergies from operations outside of the context of a full merger. These discussions led to the announcement on June 28, 2005 of the entering into of a long term agreement between Inco and Noranda under which Inco would sell all of its copper production from its Ontario operations in anode form to Noranda for processing at its Montreal copper refinery. Recognizing that there were many other opportunities for similar transactions that would result in operational efficiencies for both parties, discussions continued throughout the summer of 2005.
      On August 15, 2005, Brascan announced that it had sold 73,115,756 Falconbridge Shares to Xstrata at Cdn.$28.00 per share. Brascan also announced that, as part of its arrangements with Xstrata relating to such sale, it had been agreed that, if Xstrata makes an offer or announces its intention to make an offer to acquire a majority or more of the common shares of Falconbridge within nine months at a price per share in excess of Cdn.$28.00, Xstrata would pay Brascan such excess amount in respect of the shares sold by Brascan to Xstrata. At the time of the purchase, Xstrata CEO Mick Davis indicated that he believed that Xstrata had purchased an option to acquire Falconbridge but that the acquisition would not necessarily lead to an offer for the remaining Falconbridge Shares.
      On August 23, 2005, the Falconbridge Board of Directors met to consider the implications to Falconbridge of the sale of the Falconbridge Shares by Brascan to Xstrata. On August 24, 2005, members of senior management of Falconbridge met with Mr. Mick Davis, CEO of Xstrata, to discern Xstrata’s objectives in acquiring the Falconbridge Shares from Brascan and Xstrata’s future intentions with respect to Falconbridge. On August 25, 2005, the

Falconbridge Board of Directors met and received a presentation from Mr. Davis, which included a discussion about, among other things, the possible combination of Xstrata and Falconbridge and a request for board representation.
      At the August 25, 2005 meeting, following the presentation from Mr. Davis, the Board of Directors formed an independent committee (the “Independent Committee”) comprised of all directors except Mr. Kerr, Mr. Pannell, and those directors who were related to Brascan. The Independent Committee authorized Mr. Pannell to pursue negotiations with Xstrata with respect to their request for Board representation in exchange for certain concessions to be made by Xstrata, including a restriction on Xstrata acquiring additional Falconbridge Shares other than pursuant to an offer for all Falconbridge Shares. It also authorized Mr. Pannell to pursue meetings with major investors and analysts and to consider other possible acquirers of Falconbridge.
      During September, the Falconbridge Board of Directors received regular updates from Mr. Pannell on discussions with major investors and correspondence with Xstrata. Ultimately, Xstrata declined to agree to Falconbridge’s request for restrictions on acquiring further Falconbridge Shares.
      On September 9, 2005, Mr. Pannell and Mr. Scott Hand, the Chairman and CEO of Inco, met to determine whether Inco would be interested in pursuing a transaction involving Falconbridge. Inco and Falconbridge entered into a confidentiality and standstill agreement dated September 13, 2005 and began exchanging confidential information. During the balance of September, due diligence teams from Falconbridge and Inco and their respective financial and legal advisors met to review each company’s respective operations, assets, material contracts and financial condition and to establish the extent of potential synergies between the two companies if they were to merge.
      On September 22, 2005, the Board of Directors met. Messrs. Robert Harding, Bruce Flatt, George Myhal, Jack Cockwell and David Kerr declared their interests as Brascan officers or directors, withdrew from the meeting and did not participate in any meetings of the Board of Directors thereafter (Mr. Kerr resumed his participation in meetings on October 25, 2005). At the September 22nd meeting, the Board of Directors adopted a shareholder rights plan, in order to enhance Falconbridge’s ability to obtain the best value for its Shareholders and to prevent a person or company from acquiring control of Falconbridge in a manner detrimental to shareholders. In addition, Falconbridge announced that it had retained CIBC World Markets Inc. (“CIBC World Markets”) as its financial advisor and McCarthy Tétrault LLP as its legal advisor.
      On September 29, 2005, senior management of Falconbridge updated the Falconbridge Board of Directors on the results of the investor meetings, discussions with third parties and negotiations with Inco. Mr. Pannell advised the Falconbridge Board of Directors that he had agreed with Mr. Hand of Inco that the two companies would work exclusively with each other with the intention of reaching an agreement upon a transaction by the end of the Canadian Thanksgiving weekend. A further update was provided at a meeting of the Falconbridge Board of Directors on October 6, 2005.
      On the evening of October 7, 2005, Mr. Hand of Inco met with Messrs. Pannell, Douglas and Regent of Falconbridge and presented them with a proposed offer. The Falconbridge Board of Directors met on the morning of October 8, 2005 to consider the proposed offer. Senior management made presentations on the status of negotiations and the elements of the proposed offer. McCarthy Tétrault LLP reviewed the proposed structure of the transaction, the nature of the support agreement proposed to be entered into and the fiduciary obligations of the directors. CIBC World Markets reviewed the financial implications of the proposed transaction. Mr. Pannell and senior management excused themselves from the meeting and the Independent Committee considered separately a number of issues and took legal advice from McCarthy Tétrault LLP. Mr Pannell rejoined the meeting and the Falconbridge Board of Directors instructed management to continue negotiations with a view to improving certain of the terms of the proposed offer and elements of the proposed support agreement.
      On October 10, 2005, representatives of Inco met with representatives of Falconbridge, proposed improved financial terms from their original offer and advised that, subject to the final approval of the Inco Board of Directors, Inco wished to proceed with an offer (the “Initial Inco Offer”) to acquire the Falconbridge Shares on the basis of Cdn.$34.00 in cash per Falconbridge Share or 0.6713 of a common share of Inco (an “Inco Share”) plus Cdn.$0.05 in cash per Falconbridge Share, in each case at the election of the Shareholders, subject to limitations on the aggregate amount of cash and shares available and subject to reaching agreement on the terms of a support agreement. Assuming all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares, a Shareholder would receive Cdn.$7.50 in cash and 0.524 of an Inco Share per Falconbridge Share. Late in the afternoon of October 10, 2005, the Falconbridge Board of Directors met to receive the report of management on the status of negotiations. The Falconbridge Board of Directors, having received the recommendation of management with respect to the Initial Inco Offer, legal advice as to their fiduciary responsibilities in the context of the Initial Inco Offer and the opinion of CIBC World Markets that the consideration offered pursuant to the Initial Inco Offer was fair, from a financial point of view, to the Shareholders, authorized management to enter into the Support Agreement and resolved to recommend to Shareholders acceptance of the Initial Inco Offer.
      The Initial Support Agreement (as hereinafter defined) was finalized late in the evening of October 10, 2005 and was executed by Falconbridge and Inco. The Initial Inco Offer was publicly announced by Falconbridge and Inco prior to the open of the markets on October 11, 2005.
      On October 14, 2005, Falconbridge announced that George Myhal, Robert Harding, Jack Cockwell and Bruce Flatt, each an officer of Brascan, had resigned from the Board of Directors.
      On October 24, 2005, Inco mailed its take-over bid circular with respect to the Initial Inco Offer.
      On December 8, 2005, Inco announced it would extend its offer until January 27, 2006. A notice of extension was mailed to Shareholders on December 14, 2005. On January 12, 2006, Inco announced it would extend its offer until February 28, 2006 and Falconbridge and Inco entered into an amendment to the Support Agreement (as hereinafter defined). A notice of extension was mailed to Shareholders on January 19, 2006. On February 21, 2006, Inco announced that it would extend its offer to June 30, 2006 and Falconbridge and Inco entered into an amendment to the Support Agreement. A notice of extension was mailed to Shareholders on February 27, 2006.
      On March 21, 2006, Falconbridge enacted a new shareholder rights plan (the “Rights Plan”) and Falconbridge and Inco entered into an amendment to the Support Agreement.
      Early in May 2006, Falconbridge and Inco engaged in discussions regarding the possibility of Inco raising its offer for Falconbridge Shares in order to take into account developments since the Initial Inco Offer was made. On May 8, 2006, Teck Cominco Limited (“Teck Cominco”) announced its intention to make an offer for Inco in cash or Class B shares of Teck Cominco. Assuming full proration of the cash and share consideration, the consideration under Teck Cominco’s offer would be Cdn. $28.00 in cash and 0.6293 of a Teck Cominco Class B share for each Inco Share tendered to the Teck Cominco offer. The offer was mailed by Teck Cominco to Inco shareholders on May 23, 2006. It is a condition of the Teck Cominco offer that the Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco’s take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco.
      On May 13, 2006, Inco advised Falconbridge that it was prepared to make an improved offer upon negotiation of a satisfactory amendment to the Support Agreement, including an increase in the termination and expense fees payable to reflect the increased consideration payable under the Amended Inco Offer.
      The amended offer (the “Amended Inco Offer”) would, among other things, increase the maximum amount of cash payable by Inco by approximately Cdn.$1.9 billion, or Cdn.$5.00 per Falconbridge Share, assuming full proration. As a result, pursuant to the Amended Inco Offer each Shareholder would be entitled to elect to receive for each Falconbridge Share held (i) Cdn.$51.17 in cash or (ii) 0.6927 of an Inco Share plus Cdn.$0.05 in cash, subject to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Amended Inco Offer, the maximum amount of cash available to be paid by Inco will be Cdn.$4,786,678,875 (the “Maximum Cash Payment”) and the maximum number of Inco Shares available for issuance will be 200,657,578 Inco Shares (the “Maximum Share Payment”), in each case taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding stock options for Falconbridge Shares. If all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, they would receive Cdn.$12.50 in cash and 0.524 of an Inco Share per Falconbridge Share as a result of a proration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares.
      The Board of Directors met later on May 13, 2006 to consider the Amended Inco Offer. Following a review of the terms and conditions of the Amended Inco Offer and after receipt of advice from its financial and legal advisers, the Board of Directors unanimously approved the amendment to the Support Agreement to recommend acceptance of the Amended Inco Offer to Shareholders.

      Inco issued a press release announcing the Amended Inco Offer. Immediately thereafter, Falconbridge issued a press release announcing that the Board of Directors was continuing to support the offer by Inco and was recommending to Shareholders that they accept the Amended Inco Offer. The Initial Inco Offer, as amended to the date hereof, including pursuant to the terms of the Amended Inco Offer, is hereby referred to as the “Inco Offer”. Inco will shortly mail its Notice of Variation with respect to the Amended Inco Offer, along with Falconbridge’s Notice of Variation of its Directors Circular dated May 26, 2006.
      On May 17, 2006, Xstrata announced the Xstrata Offer. On May 18, 2006, Xstrata announced that it had filed with the Canadian securities regulators and the SEC the formal offer documents in respect of the Xstrata Offer. On May 23, 2006, the Board of Directors of Falconbridge deferred the separation time under the Rights Plan with respect to the announcement by Xstrata of the Xstrata Offer.
      On May 30, 2006 the board met, received advice from its legal and financial advisers and considered the Xstrata Offer.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors has considered the financial and non-financial aspects of the Xstrata Offer and has received advice from its financial and legal advisors. The Board of Directors does not consider the Xstrata Offer to be a “superior proposal” under the Support Agreement and continues to recommend that Shareholders accept the Inco Offer.
      The Xstrata Offer is open for acceptance until July 7, 2006 and is subject to a number of conditions including the approval of its own shareholders on June 30, 2006. Accordingly, there is no necessity for Shareholders to take any action with respect to the Xstrata Offer at this time, and the Board of Directors is not making a recommendation at this time.
REASONS FOR NO RECOMMENDATION REGARDING THE XSTRATA OFFER
The Xstrata Offer is Highly Conditional
      The Xstrata Offer contains numerous conditions for the benefit of Xstrata, many of which permit Xstrata to terminate the Xstrata Offer virtually at will. Included in those conditions is the requirement to obtain its own shareholder approval to acquire Falconbridge. Although Xstrata states that certain shareholders of Xstrata have irrevocably committed to vote approximately 35.8% of Xstrata shares in favour of the acquisition of Falconbridge, the outcome of the shareholder meeting, which Xstrata states will be held June 30, 2006, is uncertain.
      A large number of other conditions must be satisfied or waived before Xstrata will be obligated to take up any Falconbridge Shares deposited under the Xstrata Offer. Unlike in the case of the Inco Offer which in many instances requires Inco to act reasonably, most of the conditions provide broad subjective discretion in favour of Xstrata to determine, in its sole judgement, whether certain events have or have not occurred or factors exist which make it inadvisable for Xstrata to proceed with the Xstrata Offer and take up and pay for any Falconbridge Shares deposited. Furthermore, certain of the conditions relate not to circumstances involving Falconbridge and its securities, but rather to circumstances relating to Xstrata, including as discussed above, the necessity to obtain Xstrata shareholder approval to an all-cash offer.
      As a result, even if Shareholders tendered sufficient shares to meet Xstrata’s Minimum Tender Condition, the Xstrata Offer is effectively an option in favour of Xstrata to complete the acquisition of Falconbridge on or after the expiry date of July 7, 2006.
The Xstrata Offer is Not a Permitted Bid and Could Be Coercive
      The purpose of the Rights Plan is to prevent a creeping takeover of Falconbridge and ensure that any offer to acquire Falconbridge is made to all Shareholders for all of their Falconbridge Shares and that such an offer could not be completed unless Shareholders holding at least 50% of the Falconbridge Shares, other than those held by any shareholder or group of shareholders making the take-over bid, are tendered in favour of the offer. Thus, the Rights Plan is designed to enhance Falconbridge’s ability to obtain the best value for all Shareholders. The plan is also designed to ensure that all Shareholders are treated fairly in any transaction involving a change in control of Falconbridge and have an equal opportunity to participate in the benefits of a take-over bid. The Rights Plan encourages potential acquirors to negotiate the terms of any offers for Falconbridge Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Rights Plan) without the approval of the Board of Directors. Failure to do either creates the potential for substantial dilution of the potential acquiror’s position.
      A Permitted Bid can be made as a take-over bid and need only be made to all Shareholders for all of their Falconbridge Shares and be accepted by the holders of more than 50% of the Falconbridge Shares (other than those held by any shareholder or group of shareholders making a take-over bid). A Permitted Bid under the Rights Plan need only be open for the minimum amount of time required by applicable securities laws, unlike many shareholder rights plans which require a permitted bid to be open for a longer time. The fact that Xstrata chose not to make a Permitted Bid is inconsistent with the numerous statements Xstrata made in the Offering Circular regarding its intentions.
      The Xstrata Offer contains a condition that requires a minimum level of acceptance by Shareholders. However, the minimum level can be waived by Xstrata in its sole discretion such that Xstrata would be able to take up any amount of Falconbridge Shares tendered to the Xstrata Offer. As a result, there is effectively no minimum acceptance level for the Xstrata Offer. Since Xstrata currently owns approximately 20% of the outstanding Falconbridge Shares, Xstrata could potentially frustrate or prevent another competing bid for Falconbridge, including the Inco Offer, by taking up a very small number of Falconbridge Shares under the Xstrata Offer. This would leave Xstrata in the position it has sought since it first announced its acquisition of Falconbridge Shares — having the option to acquire the balance of the Falconbridge Shares at a time and price of its choosing. In the view of the Board of Directors, this aspect of the Xstrata Offer is coercive because Shareholders who may not find the Xstrata Offer attractive will be concerned that they may be left in the position of being a minority shareholder with less liquidity as a result of actions by a relatively small number of other Shareholders, with Xstrata becoming effectively a controlling shareholder.
      A Permitted Bid would ensure that holders of Falconbridge Shares would not feel compelled to accept the Xstrata Offer if they were otherwise unsatisfied with the offer. Xstrata could easily have made a Permitted Bid as the Rights Plan was adopted and announced, and a copy publicly filed, in March 2006 and the Xstrata Offer was made in May 2006. Xstrata chose not to make a Permitted Bid.
The Xstrata Offer is not a “Superior Proposal”
      The Support Agreement requires that the Board of Directors make a determination in respect of any acquisition proposal as to whether that proposal (in this case the Xstrata Offer) constitutes a “superior proposal”. Among other things, the definition of “superior proposal” requires that the Board of Directors has determined to recommend the proposal to shareholders. For the reasons set forth above, the Board of Directors has determined not to make a recommendation to Shareholders with respect to the Xstrata Offer at this time, but rather to continue to recommend the Inco Offer.
INCO SUPPORT AGREEMENT
      On October 10, 2005, Falconbridge and Inco entered into the Initial Support Agreement, which set out the terms and conditions upon which Inco agreed to make the Initial Inco Offer. The Initial Support Agreement was amended by amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006 (the Initial Support Agreement, as amended, is referred to as the “Support Agreement”).
      The Support Agreement sets forth, among other things, the terms and conditions upon which the Inco Offer is to be made by Inco and provides for the payment of certain amounts to Inco, including a break fee of $450 million, in certain circumstances. A summary of the Initial Support Agreement is contained in a Directors’ Circular dated October 24, 2005 relating to the Inco offer and a summary of the amendments to the Support Agreement is contained in the Notice of Change to that Circular dated May 26, 2006, each of which has been previously mailed to Falconbridge Shareholders. The Directors’ Circular and the Notice of Change are available at www.sedar.com and www.sec.gov. These summaries are qualified in their entirety by the full text of the Support Agreement (including each of the amendments thereto) filed by Falconbridge (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

SHARE CAPITAL OF FALCONBRIDGE
      The authorized share capital of Falconbridge consists of an unlimited number of Falconbridge Shares, an unlimited number of Preferred Shares issuable in series, an unlimited number of Junior Preferred Shares issuable in series and an unlimited number of Participating Shares issuable in series. As of May 25, 2006, 372,673,972 Falconbridge Shares, 3,246,057 Preferred Shares, Series F, 8,753,943 Preferred Shares, Series G, 6,000,000 Preferred Shares, Series H, 89,835 Preferred Shares, Series 1, 4,787,283 Preferred Shares, Series 2, 3,122,822 Preferred Shares, Series 3, 3,999,899 Junior Preference Shares, Series 1, 3,999,899 Junior Preference Shares, Series 2 and 1,999,903 Junior Preference Shares, Series 3 are issued and outstanding (all of the outstanding shares of the three series of Junior Preference Shares will be redeemed on June 28, 2006). In addition, as of May 25, 2006, approximately Cdn.$117 million principal amount of convertible debentures due April 30, 2007 are issued and outstanding (that are convertible into 423,194 Falconbridge Shares) and options to acquire up to 6,028,673 additional Falconbridge Shares that were granted pursuant to Falconbridge’s employee stock option plans.

OWNERSHIP OF SECURITIES
BY DIRECTORS AND OFFICERS OF FALCONBRIDGE
      The following table sets out the names and positions with Falconbridge of each director and senior officer of Falconbridge and the number, designation and percentage of outstanding securities of Falconbridge beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates, other than options to acquire Falconbridge Shares.

		Number and Class of	Percentage of
		Shares Owned or Over	Outstanding
		Which Control or	Falconbridge
Name	Position Held	Direction is Exercised	Shares

Alex G. Balogh	Director	17,045	*
André Bérard	Director	1,250	*
Jack Lynn Cockwell	Director	51,540	*
Dominique Dionne	Vice President, Public Affairs	376	*
A. L. Flood	Director	4,298	*
Norman R. Gish	Director	1,000	*
V. Maureen Kempston Darkes	Director	200	*
G. Edmund King	Director	1,800	*
Neville W. Kirchmann	Director	2,470	*
James W. McCutcheon	Director	1,000	*
Mary A. Mogford	Director	1,770	*
David H. Race	Director	1,770	*
James D. Wallace	Director	17,700	*
Derek G. Pannell	Director, Chief Executive Officer	39,227	*
		300 Junior Preferred Shares Series 1[1] 300 Junior Preferred Shares Series 3[1]
David W. Kerr	Director, Chairman of the Board	259,985	*
		40,000 Series H Preferred Shares
Aaron W. Regent	President	0	*
Steven J. Douglas	Executive Vice-President and Chief Financial Officer	0	*
Ian W. Pearce	Chief Operating Officer	2,645	*
William H. Brooks	President, Aluminum	0	*
Claude Ferron	President, Canadian Copper and Recycling	200	*
Joseph Laezza	President, Nickel	1,759	*
Fernando E. Porcile	President, South American Copper	0	*
Robert H. Sippel	President, Zinc and Magnesium	4,345	*
Michael J. Agnew	Senior Vice-President, Technology	5,112	*
Brian E. Barr	Senior Vice-President, Special Projects	0	*
Denis Couture	Senior Vice-President, Investor Relations, Communications and Public Affairs	6,918	*
André Joron	Senior Vice-President, Human Resources	26	*
Katherine A. Rethy	Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities	8,119	*
Martin G.R. Schady	Senior Vice-President, Business Development	609	*
Paul W. A. Severin	Senior Vice-President, Exploration	1,679	*
Jeffery A. Snow	Senior Vice-President and General Counsel	1,500	*

		Number and Class of	Percentage of
		Shares Owned or Over	Outstanding
		Which Control or	Falconbridge
Name	Position Held	Direction is Exercised	Shares

Robert G. Telewiak	Senior Vice-President, Environment, Health & Safety	2,904	*
Michael R. Boone	Vice-President, Finance and Controller	664	*
John M. Doyle	Vice-President, Taxation	1,221	*
Steve Flewelling	Vice-President, Projects and Engineering	1,470	*
Michael R. Frilegh	Vice-President, Treasurer	900	*
Edward H. Laks	Vice-President, Performance/Six Sigma	4,748	*
Stephen K. Young	Corporate Secretary	363	*

[1]	To be redeemed on June 28, 2006.

*	Means less than 1%.
      The Following directors and officers of Falconbridge hold options pursuant to Falconbridge’s Stock Option plans to purchase the Falconbridge Shares indicated beside his or her name:

Outstanding Options to Purchase
Falconbridge Shares
Name	(Exercisable/ Unexercisable)

Alex G. Balogh	1,000/0
André Bérard	5,000/0
A. L. Flood	5,000/0
Norman R. Gish	5,000/0
V. Maureen Kempston Darkes	5,000/0
James W. McCutcheon	5,000/0
Derek G. Pannell	538,850/148,000
David W. Kerr	648,800/105,000
Aaron W. Regent	344,691/172,530
Steven J. Douglas	86,800/152,200
Ian W. Pearce	1/75,585
William H. Brooks	116,900/56,600
Claude Ferron	26,560/96,038
Joseph Laezza	24/87,308
Fernando E. Porcile	28,145/80,667
Robert H. Sippel	49,500/55,000
Michael J. Agnew	51,015/48,398
Brian E. Barr	37,200/47,800
Denis Couture	40,341/44,572
André Joron	1,141/44,572
Katherine A. Rethy	1,492/59,310
Martin G.R. Schady	9,755/69,265
Paul W. A. Severin	1/63,308
Jeffery A. Snow	0/60,264
Robert G. Telewiak	8,842/44,572
Michael R. Boone	900/11,500
John M. Doyle	16,886/39,715
Steve Flewelling	3,442/27,926
Michael R. Frilegh	12,650/30,800
Edward H. Laks	6,713/39,715
Stephen K. Young	0/12,850

      The following directors of Falconbridge hold Deferred Share Units pursuant to Falconbridge’s Deferred Share Unit Plan for Non-Employee Directors:

Deferred
Name	Share Units

Alex G. Balogh	9,002
André Bérard	17,824
A. L. Flood	18,853
Norman R. Gish	6,235
V. Maureen Kempston Darkes	15,578
G. Edmund King	6,101
Neville W. Kirchmann	9,007
James W. McCutcheon	5,316
Mary A. Mogford	8,593
David H. Race	5,618
James D. Wallace	13,531
      The following officers of Falconbridge hold Deferred Share Units pursuant to Falconbridge’s Management Deferred Share Unit Plan:

Deferred
Name	Share Units

David W. Kerr	19,116
Aaron W. Regent	46,604
Martin G.R. Schady	16,027
PRINCIPAL HOLDER OF SECURITIES OF FALCONBRIDGE
      To the knowledge of the directors and senior officers of Falconbridge, after reasonable enquiry, as at May 31, 2006, with the exception of 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of Falconbridge and no person acting jointly or in concert with Falconbridge owned any securities of Falconbridge. According to insider trading reports filed with the Canadian securities regulator authorities, as at May 31, 2006, 1184760 Alberta Ltd. holds 73,665,996 Falconbridge Shares.
INTENTIONS WITH RESPECT TO THE XSTRATA OFFER
      After reasonable inquiry, no director or senior officer of Falconbridge has indicated an intention to tender his or her Falconbridge Shares to the Xstrata Offer. To the knowledge of the directors and senior officers of Falconbridge, after reasonable enquiry, no associate of any director or officer of Falconbridge who owns Falconbridge Shares has indicated an intention to tender its Falconbridge Shares to the Xstrata Offer.
TRADING IN SECURITIES OF FALCONBRIDGE
      Except as set out below and except for normal course purchases under Falconbridge’s Employee Share Savings Plan, during the six months preceding the date hereof, none of Falconbridge, the directors or senior officers of Falconbridge or, to the knowledge of the directors and senior officers of Falconbridge, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Falconbridge Shares or any person acting jointly or in concert with Falconbridge, has traded any Falconbridge Shares.

		Number of
		Falconbridge	Price per
		Shares Acquired	Falconbridge Share
Name	Date of Trade	(+)/Sold (-)	(Cdn.$)

David W. Kerr	Dec 23/2005	-7,000	34.3000

Ian W. Pearce	Feb 28/2006	-400	36.6400
	Feb 28/2006	-200	36.6200
	Feb 28/2006	-1,000	36.5000
	Feb 28/2006	-330	36.4700
	Feb 28/2006	-200	36.6700
	Feb 28/2006	-300	36.6300
	Feb 28/2006	-200	36.5900
	Feb 28/2006	-1,200	36.5700
	Feb 28/2006	-100	36.5600
	Feb 28/2006	-1,000	36.5000
	Feb 28/2006	-1,000	36.4400
	Feb 28/2006	-1,000	36.4200
	Feb 28/2006	-600	36.4100
	Feb 28/2006	-3,600	36.4100
	Feb 28/2006	-1,000	36.4000
	Feb 28/2006	-1,400	36.3800
	Feb 28/2006	-100	36.7700
	Feb 28/2006	-2,400	36.7500
	Feb 28/2006	-1,200	36.7400
	Feb 28/2006	-194	36.6900
	Feb 28/2006	-200	36.7700
	Feb 28/2006	-1,600	36.6900
	Feb 28/2006	-100	36.6700
	Feb 28/2006	-1,400	36.6000
	Feb 28/2006	-3,000	36.4900
	Feb 28/2006	-72	36.4500
	Feb 28/2006	-400	36.6900
	Feb 28/2006	-1,800	36.6800
	Feb 28/2006	-200	36.6500
	Feb 28/2006	-1,000	36.5500
	Feb 28/2006	-2,400	36.5400
	Feb 28/2006	-1,400	36.5200
	Feb 28/2006	-1,000	36.5000
	Feb 28/2006	-2,420	36.4500
	Feb 28/2006	-3,100	36.5000

Joseph Laezza	Feb 9/2006	-9,558	37.3100
	Feb 14/2006	-11,328	36.0000
	Feb 14/2006	-6,372	36.0800
	Feb 14/2006	-7,600	36.0800
	Feb 14/2006	-3,760	35.8700

		Number of
		Falconbridge	Price per
		Shares Acquired	Falconbridge Share
Name	Date of Trade	(+)/Sold (-)	(Cdn.$)

Fernando E. Porcile	Dec 6/2005	-3,100	35.9200
	Dec 6/2005	-200	35.9100
	Dec 6/2005	-1,000	35.9000
	Dec 6/2005	-1,835	35.8600
	Dec 6/2005	-7,400	35.9000
	Dec 6/2005	-2,800	35.9200
	Dec 6/2005	-10,800	35.9000
	Dec 6/2005	-1,500	35.8700
	Dec 6/2005	-90	35.8400
	Dec 6/2005	-3,186	35.9000

Michael J. Agnew	May 3/2006	-200	44.6800
	May 3/2006	-200	44.6600
	May 3/2006	-1,500	44.6400
	May 3/2006	-1,000	44.6100
	May 3/2006	-5,400	44.5500
	May 3/2006	-200	44.5300
	May 3/2006	-1,200	44.5500
	May 3/2006	-1,500	44.5100
	May 3/2006	-5,500	44.5000
	May 3/2006	-1,500	44.4300
	May 3/2006	-2,800	44.4100
	May 3/2006	-1,600	44.3200
	May 3/2006	-1,000	44.3100
	May 3/2006	-100	44.3000
	May 3/2006	-1,000	44.2600
	May 3/2006	-1,000	44.2100
	May 3/2006	-200	44.2000
	May 3/2006	-100	44.1600
	May 3/2006	-1,100	44.2600
	May 3/2006	-900	44.2100

André Joron	Feb 22/2006	-2,250	37.9300
	Feb 22/2006	-300	37.9200
	Feb 22/2006	-3,200	37.8600
	Feb 22/2006	-100	37.8300
	Feb 22/2006	-2,200	37.8500
	Feb 22/2006	-1,600	37.8300
	Feb 22/2006	-200	37.8100
	Feb 22/2006	-2,124	37.8500
	Feb 22/2006	-3,717	37.8500
	Feb 22/2006	-2,301	37.8300

		Number of
		Falconbridge	Price per
		Shares Acquired	Falconbridge Share
Name	Date of Trade	(+)/Sold (-)	(Cdn.$)

Martin G.R. Schady	Feb 23/2006	-600	37.7400
	Feb 23/2006	-1000	37.7100
	Feb 23/2006	-200	37.6800
	Feb 23/2006	-900	37.6600
	Feb 23/2006	-1,250	37.6000
	Feb 23/2006	-100	37.6400
	Feb 23/2006	-1,000	37.6300
	Feb 23/2006	-100	37.6200
	Feb 23/2006	-800	37.5400
	Feb 23/2006	-1,000	37.5200
	Feb 23/2006	-1,000	37.4600
	Feb 23/2006	-3,000	37.4500
	Feb 23/2006	-1,000	37.3200
	Feb 23/2006	-400	37.7600
	Feb 23/2006	-3,600	37.7500
	Feb 23/2006	-1,700	37.7500
	Feb 23/2006	-3,300	37.5100
	Feb 23/2006	-100	37.5000
	Feb 23/2006	-4,500	37.5300
	Feb 23/2006	-1,000	37.5200
	Feb 23/2006	-164	37.5100
	Mar 10/2006	-200	37.5700
	Mar 10/2006	-800	37.5500
	Mar 10/2006	-200	37.5400
	Mar 10/2006	-1,000	37.5000
	Mar 10/2006	-1,200	37.4900
	Mar 10/2006	-1,000	37.4500
	Mar 10/2006	-1,200	37.4200
	Mar 10/2006	-3,000	37.4700
	Mar 10/2006	-3,540	37.4800
	Mar 10/2006	-6,372	37.4800

Paul W. A. Severin	Feb 23/2006	-4,300	37.6600
	Feb 23/2006	-600	37.6500
	Feb 23/2006	-1,200	37.6400
	Feb 23/2006	-600	37.6100
	Feb 23/2006	-1,000	37.5900
	Feb 23/2006	-1,000	37.5200
	Feb 23/2006	-858	37.5100
	Mar 2/2006	-1,579	38.8200
	Mar 2/2006	-900	38.8100
	Mar 2/2006	-2,300	38.8000
	Mar 2/2006	-2,600	38.8000
	Mar 2/2006	-2,600	38.8000
	Mar 2/2006	-5,310	38.8000
	Mar 2/2006	-400	38.8100
	Mar 2/2006	-2,609	38.8000
	Mar 2/2006	-3,186	38.8100
	Mar 03/2006	-3,689	38.8100

Jeffery A. Snow	Feb 23/2006	-30,024	37.7200

		Number of
		Falconbridge	Price per
		Shares Acquired	Falconbridge Share
Name	Date of Trade	(+)/Sold (-)	(Cdn.$)

Robert G. Telewiak	Feb 24/2006	-1,100	37.8200
	Feb 24/2006	-200	37.8000
	Feb 24/2006	-100	37.7700
	Feb 24/2006	-1,000	37.7600
	Feb 24/2006	-1,317	37.7500
	March 2/2006	-2,500	38.8000
	March 10/2006	-2,000	37.6100
	March 10/2006	-200	37.6000
	March 10/2006	-300	37.6300
	March 22/2006	-1,100	39.6900
	March 22/2006	-200	39.6600
	March 22/2006	-2,196	39.6300
	May 8/2006	-2,200	50.2500
	May 16/2006	-600	52.5600
	May 16/2006	-700	52.5500
	May 16/2006	-400	52.5300
	May 16/2006	-424	52.5000

Michael R. Boone	Feb 23/2006	-3,200	37.7600

Edward H. Laks	Feb 22/2006	-1,800	37.8400
	Feb 22/2006	-8,663	37.8300
	Feb 22/2006	-4,400	37.7900
	Feb 22/2006	-100	37.8900
	Feb 22/2006	-1,000	37.8800
	Feb 22/2006	-600	37.8600
	Feb 22/2006	-300	37.8100
	Feb 22/2006	-200	37.8000
	Feb 22/2006	-347	37.7800
	Mar 23/2006	-2,847	40.0700
	Mar 23/2006	-4,963	40.0600
	Mar 23/2006	-200	40.0500
	Mar 23/2006	-100	40.0400
	Mar 23/2006	-900	40.0000
	Mar 23/2006	-2,200	40.0100

Stephen K. Young	Feb 10/2006	-439	36.2600
	Feb 10/2006	-700	36.2100
	Feb 10/2006	-700	36.2400
	Feb 10/2006	-1,770	36.2500

ISSUANCES OF SECURITIES OF FALCONBRIDGE
      No Falconbridge Shares (or securities convertible into Falconbridge Shares) have been issued to the directors of Falconbridge during the two years preceding the date of the Xstrata Offer except upon exercise of options and except as set out below:

		Nature of	Number of	Price Per
Name	Date	Transaction	Securities	Share (Cdn.$)

Derek G. Pannell	Feb 3/05	Option Grant	67,500	21.66

David W. Kerr	Feb 3/05	Option Grant	49,000	21.66

Aaron W. Regent	Feb 1/05	Option Grant	64,605	24.51
	Aug 15/05	Option Grant	32,026	26.91

Steven J. Douglas	Feb 3/05	Option Grant	44,000	21.66

William H. Brooks	Feb 3/05	Option Grant	31,000	21.66

Claude Ferron	Feb 1/05	Option Grant	35,400	24.51
	Feb 3/05	Option Grant	30,000	21.66
	Aug 15/05	Option Grant	17,548	26.91

Joseph Laezza	Feb 1/05	Option Grant	38,055	24.51
	Aug 15/05	Option Grant	18,865	26.91

Fernando E. Porcile	Feb 1/05	Option Grant	22,125	24.51
	Feb 3/05	Option Grant	18,000	21.66
	Aug 15/05	Option Grant	10,969	26.91

Robert H. Sippel	Feb 3/05	Option Grant	31,000	21.66

Brian E. Barr	Feb 3/05	Option Grant	26,000	21.66

Ian W. Pearce	Feb 1/05	Option Grant	19,470	24.51
	Feb 3/05	Option Grant	15,500	21.66
	Aug 15/05	Option Grant	9,652	26.91

Katherine A. Rethy	Feb 1/05	Option Grant	15,045	24.51
	Feb 3/05	Option Grant	12,000	21.66
	Aug 15/05	Option Grant	7,458	26.91

Martin G.R. Schady	Feb 1/05	Option Grant	17,700	24.51
	Feb 3/05	Option Grant	15,000	21.66
	Aug 15/05	Option Grant	8,774	26.91

Paul W.A. Severin	Feb 1/05	Option Grant	15,930	24.51
	Feb 3/05	Option Grant	13,000	21.66
	Aug 15/05	Option Grant	7,897	26.91

Jeffery A. Snow	Feb 1/05	Option Grant	15,045	24.51
	Feb 3/05	Option Grant	12,500	21.66
	Aug 15/05	Option Grant	7,458	26.91

Michael J. Agnew	Feb 1/05	Option Grant	15,045	24.51
	Feb 3/05	Option Grant	12,000	21.66
	Aug 15/05	Option Grant	7,458	26.91

Michael R. Boone	Feb 3/05	Option Grant	9,500	21.66

		Nature of	Number of	Price Per
Name	Date	Transaction	Securities	Share (Cdn.$)

Denis Couture	Feb 1/05	Option Grant	11,505	24.51
	Feb 3/05	Option Grant	9,000	21.66
	Aug 15/05	Option Grant	5,703	26.91

John M. Doyle	Feb 1/05	Option Grant	9,735	24.51
	Feb 3/05	Option Grant	8,000	21.66
	Aug 15/05	Option Grant	4,826	26.91

Steve Flewelling	Feb 1/05	Option Grant	11,505	24.51
	Aug 15/05	Option Grant	5,703	26.91

Michael R. Frilegh	Feb 3/05	Option Grant	16,000	21.66

André Joron	Feb 1/05	Option Grant	11,505	24.51
	Feb 3/05	Option Grant	9,000	21.66
	Aug 15/05	Option Grant	5,703	26.91

Edward H. Laks	Feb 1/05	Option Grant	9,735	24.51
	Feb 3/05	Option Grant	8,000	21.66
	Aug 15/05	Option Grant	4,827	26.91

Robert G. Telewiak	Feb 1/05	Option Grant	11,505	24.51
	Feb 3/05	Option Grant	9,000	21.66
	Aug 15/05	Option Grant	5,703	26.91

Stephen K. Young	Feb 1/05	Option Grant	4,425	24.51
	Feb 3/05	Option Grant	3,500	21.66
	Aug 15/05	Option Grant	2,194	26.91
OWNERSHIP OF SECURITIES OF XSTRATA
      None of Falconbridge or the directors or senior officers of Falconbridge or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Falconbridge, owns, directly or indirectly, or exercises control or direction over, any securities of Xstrata.
RELATIONSHIP BETWEEN XSTRATA AND DIRECTORS AND
SENIOR OFFICERS OF FALCONBRIDGE
      No contract or arrangement or agreement has been made, or is proposed to be made, between Xstrata and any of the directors or senior officers of Falconbridge relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.
      None of the directors or senior officers of Falconbridge is a director or senior officer of the Xstrata or any of its subsidiaries.
ARRANGEMENTS BETWEEN FALCONBRIDGE AND
ITS DIRECTORS AND SENIOR OFFICERS
      On September 14, 2005, Falconbridge entered into Employee Retention Agreements with a number of employees including the following executives: Derek Pannell, Aaron Regent, Steve Douglas, Martin Schady, William Brooks, Claude Ferron, Joseph Laezza, Fernando Emilio Porcile, Robert Sippel, Brian Barr, Ian Pearce, Katherine Rethy, Paul Severin, Jeffery Snow, Michael Agnew, Michael Boone, Denis Couture, Dominique Dionne, John Doyle, Michael Frilegh, André Joron, Edward Laks, Robert Telewiak and Stephen Young.
      The agreements with each of Messrs. Pannell, Regent, Douglas and Schady provide that in the event that the executive is terminated without just cause (which term includes the failure by Falconbridge to obtain the assumption of the agreement by a purchaser upon a change of control) or in the event such executive resigns as a result of being constructively dismissed, a payment will be made equal to three times the aggregate of such executive’s annual base salary and 100% of such executive’s individual target bonus (60% of such executive’s annual base salary for the year in which termination of employment actually occurs) and payment of a pro-rated bonus for the year in which the terminated occurs. As well, Falconbridge will continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of 36 months. Where this is not possible, Falconbridge will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of Cdn.$20,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment. The agreements also provide that in the event of a change of control any unvested entitlements to Falconbridge Shares under the Falconbridge Limited Share Purchase Plan and credit in the Management Deferred Share Unit Plan held by those executives will vest immediately and any unvested stock options vest immediately and remain exercisable for 36 months. In addition, the above-named executives are entitled to retention bonuses in the aggregate amount of approximately Cdn.$4 million payable on August 15, 2006, except that such bonuses become payable immediately in the event of a change of control.
      The agreements with the balance of the executives provides for various guaranteed severance arrangements, retention bonuses, accelerated option vesting and/or enhanced contributions to employee share savings plans that are payable upon a change of control.
      Except as described above, no other arrangement or agreement has been made or is currently proposed to be made between Falconbridge and any of its directors or senior officers as to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Xstrata Offer is successful.
INTEREST OF DIRECTORS AND OFFICERS
IN MATERIAL CONTRACTS OF XSTRATA
      None of the directors and senior officers of Falconbridge and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates has any interest in any material contract to which Xstrata is a party.
MATERIAL CHANGES IN THE AFFAIRS OF FALCONBRIDGE
      Except as publicly disclosed or as otherwise described or referred to in this Directors’ Circular, the directors and senior officers of Falconbridge are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Falconbridge since March 30, 2006, being the date of the last published unaudited interim consolidated financial statements of Falconbridge.
OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Falconbridge, other than as described or referred to in this Directors’ Circular, which has occurred in response to the Xstrata Offer. Other than as described or referred to in this Directors’ Circular, no negotiations are underway in response to the Xstrata Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Falconbridge or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Falconbridge or a subsidiary; (iii) an issuer bid or other acquisition of securities by Falconbridge; or (iv) any material change in the capitalization or dividend policy of Falconbridge.
OTHER INFORMATION
      Except as otherwise described or referred to in this Directors’ Circular, or otherwise publicly disclosed, no other information is known to the directors or senior officers of the Corporation that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Xstrata Offer.

STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Falconbridge with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF DIRECTORS’ CIRCULAR
      The content of this Directors’ Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CERTIFICATE
Dated: May 31, 2006
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Falconbridge Shares subject to the Xstrata Offer.
      On behalf of the Board of Directors:

(Signed) David H. Race	(Signed) Neville W. Kirchmann
Director	Director